December 10, 2024

Robert McBey
Chief Executive Officer
AtlasClear Holdings, Inc.
2203 Lois Avenue, Suite 814
Tampa, FL 33607

       Re: AtlasClear Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 29, 2024
           File No. 001-41956
Dear Robert McBey:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
General

1. We note that proposals 1-5 ask stockholders to vote to approve the issuance of shares of your common stock pursuant to various agreements. For each proposal in which you are asking stockholders to approve the issuance of shares of common stock, please revise your disclosure to discuss the related dilution that stockholders may experience as a result of each issuance. Please also revise your disclosure to include a comprehensive presentation of the total amount of common stock that may be issued if stockholders vote to approve the issuance of shares of common stock. December 10, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Tricia Branker, Esq.